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                                                                 EXHIBIT (c)(15)


MARTIN MARIETTA CORPORATION
                                                            6801 ROCKLEDGE DRIVE
                                                       BETHESDA, MARYLAND  20617
                                                        TELEPHONE (301) 887-4186

NORMAN R. AUGUSTINE
CHAIRMAN AND CHIEF EXECUTIVE OFFICER



                                                       PERSONAL AND CONFIDENTIAL


                                                    February 21,1994



Dr. Renso L. Caporali
Chairman and CEO
Grumman Corporation
1111 Stewart Avenue
Bethpage, New York  11714-3580

Dear Dr. Caporali:

We have greatly appreciated the time you and others at Grumman have spent with us recently. As a result of the past two weeks of discussions, we are excited about the potential benefits from a combination of our two companies -- benefits accruing to both companies' employees, customers and shareholders.

We believe the combined company, with over $13 billion in sales, will be perfectly positioned for long-term leadership in the defense/aerospace/electronics industry. The combined company with its critical mass, breadth of programs, depth of technology and market position will be ideally postured to maximize the stability of jobs for Grumman employees, and provide enhanced career opportunities within the expanded enterprise.

Also, our discussions with you have led us to appreciate the importance of maintaining the proud and rich heritage of Grumman. We believe that a merger with Martin Marietta will provide the best avenue through which the Grumman legacy can survive and prosper. We look forward to continuing the "best-of-the-best" philosophy that has been so successful in our recent combination with the GE Aerospace ("GEA") business. As in the combination with GEA we would envision Grumman's
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Grumman Corporation
February 21, 1994
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business units, key executives and employees taking leadership roles where appropriate.

Strategic Rationale

I want to assure you that Martin Marietta, after our discussions with you and our analysis of the business and cultural fits between our two organizations, is interested in pursuing a combination. Martin Marietta's long-term strategy is to continue to lead, in a responsible manner, the consolidation of the defense/aerospace/electronics sector. Expansion of our capabilities in systems integration, defense electronics, information systems and services is a key element of our strategic thrust. We believe that Grumman's and Martin Marietta's businesses are complementary. Grumman's superb reputation, solid technological base and breadth of expertise would enhance the combined company's market position and help create the nation's leading large-scale systems integrator.

Consideration and Price

We fully understand that Grumman's directors are simply exploring alternatives and have made no decision to sell the company. It is in this spirit that I am responding to Grumman's request for an indication of interest and our view of valuation thinking for a possible business combination. I would emphasize that this is a friendly initiative.

Although our Board of Directors has not formally considered this matter, I have had informal conversations with the majority of its members regarding the potential strategic and financial effects of a combination of our organizations and the pricing of a transaction. They are supportive of our submitting this letter. Assuming we receive a positive response from your Board of Directors prior to our regularly scheduled Board meeting this Thursday morning, I expect to discuss this matter more formally.

It is Martin Marietta's desire to have a strategic combination with Grumman, in terms of melding the businesses, managements and employees. This philosophy could suggest that the proper form of a transaction would be a stock-for-stock merger at market. However, given the desire to avoid a debilitating and unpredictable auction process, we believe that an all cash offer at a full price provides the greatest chances for a successful combination without interference from outside parties.
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Grumman Corporation
February 21, 1994
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On the basis of the information provided to date, a projection of potential synergies, and subject to the conditions outlined below, Martin Marietta would be prepared to place a cash value on Grumman shares of $55.00 each.

We, in combination with our outside financial advisors, have done our utmost to place the highest value possible on Grumman. We have analyzed the business utilizing a wide variety of valuation methodologies including, comparable merger and acquisition transactions, comparable publicly traded companies and discounted cash flow analyses. In addition, we reviewed premiums to market value paid in other relevant merger and acquisition transactions. The value we are offering to the Grumman shareholders is at the high end of the valuation range for the company.

I thought it might be helpful for your Board of Directors if I provided you with a little more detail of how we view this value level from a financial perspective:

Proposed Purchase Price             $55.00 per share

Premium to:
  Stock Price (2/18/94)             $38.875        42%
  All Time High (1/21/94)           $43.00         28%
  52 Week Low (2/19/93)             $28.875        91%

Purchase Price as a Multiple of:
  Net Income (1994E)                              15.5X
  Operating Income (1994E)                         8.7X
  Operating Cash Flow (1994E)                      6.4X
  Revenues (1994E)                                 0.6X
  Book Value (12/31/93)                            2.3X

To put these multiples in context, in comparison to what Loral paid for IBM Federal Systems and what we paid for GE Aerospace, the proposed purchase price for Grumman represents: (1) the same multiple of net income as IBM Federal Systems, (2) the same multiple of book value as GEA and 15% more than IBM Federal Systems, (3) the same multiple of revenues as GEA, and (4) a 5% premium to the multiple of operating cash flow paid for IBM Federal Systems.

Furthermore, we believe that our proposal is more attractive than the short-term or long-term value that Grumman could deliver to its shareholders on its own. Our proposal provides
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Grumman Corporation
February 21, 1994
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your shareholders with $55.00 per share of cash today.  This is not speculative and is not subject to the vagaries of the stock market or the defense budget, the theoretical success 12 to 18 months from now of a stock repurchase program or the uncertainty of the rapidly consolidating global defense/aerospace environment.

It is our desire and belief that it is in the best interest of Grumman to complete the due diligence process and reach a definitive agreement as soon as possible. Therefore, a brief exclusive review period to conduct customary due diligence to verify our valuation, including supporting synergies, and to negotiate a mutually satisfactory transaction will be necessary.

Timing

Time is of the essence. Assuming a favorable response to this proposal from your Board of Directors, we are prepared to review this opportunity in detail with our Board of Directors on Thursday. Immediately following our Board meeting, we are ready to apply all of our resources to expeditiously conduct our remaining due diligence and negotiate a mutually beneficial transaction. Although our interest obviously is not binding until then, it is our expectation that this process can be successfully completed within 10 days.

Sources of Financing

Martin Marietta would plan to finance the cash purchase of Grumman through a combination of Martin Marietta's current cash reserves and borrowed funds. We regularly hold discussions with our financial advisors and commercial banks to review Martin Marietta's debt capacity, including financing for major acquisitions. Based on these conversations, we believe that more than adequate funds would be available on terms satisfactory to Martin Marietta to provide the cash required to close the transaction. Any final offer from Martin Marietta to acquire Grumman would not be subject to financing.

Conditions to the Consummation of a Transaction

While our valuation and use of cash as consideration is aimed at insuring closure, we recognize that, assuming that Grumman and Martin Marietta were to agree on and announce a business combination, competition from others is at least possible and
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Grumman Corporation
February 21, 1994
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will not be precluded.  In light of this, we would only be prepared to proceed with discussions based on an understanding that any definitive agreement between our companies would embody the provisions summarized in Appendix I, which is attached. We believe that the terms outlined in Appendix I are reasonable and, from Grumman's Directors' standpoint, would not preclude legitimate competitive interest from presenting itself after a transaction between Martin Marietta and Grumman was signed and announced. We thought your Board's process would be better informed by understanding our approach in this area sooner rather than later and offer the attachment in this spirit.

It is important to us that any discussions between Grumman and Martin Marietta proceed quickly and on an exclusive and orderly basis. I am sure that this subject is important to you and your Board as well. Therefore, in the interests of candor and fairness to both parties, I believe it is essential that we have a mutual, clear understanding in this area at the outset. To be specific, while we are very interested in pursuing the possibilities of a business combination, we are prepared to do so only with the following proviso: from your receipt of this letter until you tell us that Grumman no longer wishes to continue discussions, neither Grumman nor any of its representatives, including its directors, officers, employees, financial advisors and counsel, may engage in discussions, direct or indirect, with another party regarding a business combination transaction with Grumman or in any way invite or solicit such a transaction, nor disclose, directly or indirectly, through public announcement, communications with any other parties or their representatives, or otherwise, any information concerning our discussions with Grumman.

Should any of these circumstances occur before Grumman or Martin Marietta have signed a definitive business combination agreement, any then-pending indication of interest or proposal from us will be withdrawn and discussions between our companies will be ended. Further, I want to emphasize that this is our best proposal and if we have not received a positive response prior to our Board meeting Thursday morning it will permanently expire with no possibility of renewal.

From our perspective, these conditions are essential for us to proceed to develop a mutually acceptable transaction that we are convinced can be highly advantageous to Grumman's shareholders, employees, customers and other constituencies. We
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Grumman Corporation
February 21, 1994
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recognize that, this would not represent a decision to sell the company or a commitment not to deal with others indefinitely. Grumman will have complete freedom at any time to cease discussions. In effect, we are saying that during the period prior to signing a definitive agreement we work together on an exclusive basis.

As we both know, process is important, as is being straightforward and avoiding misunderstandings. That explains the length of this letter. But, hopefully focusing on those matters has not obscured one fundamental point -- we have the highest regard for Grumman and its people and believe that a business combination between Grumman and Martin Marietta truly would be a "win-win" situation for all parties.

I look forward to hearing from you.

                                   Sincerely,



                                   Norman R. Augustine
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                                                                     Page 1 of 2

                                   Appendix I


                 Certain Terms of Proposed Definitive Agreement


1.    "Window Shop" Provisions

      . Grumman and its representatives (1) must cease existing discussions and (2) may not thereafter solicit or encourage offers relating to a competing acquisition transaction or participate in discussions or negotiations or furnish information in connection with any third party interest expressed regarding such a transaction.

      . Except that Grumman and its representatives may (1) engage in negotiations with and provide information to a third party who has submitted a written proposal relating to a competing acquisition transaction to the extent required for the Grumman's Board to meet its fiduciary duty, based on a determination by the Board, after receiving the written opinion of outside counsel to such effect, that failing to take such action would constitute a breach of fiduciary duty by the Board and (2) recommend to its stockholders a competing acquisition transaction (or withdraw or modify its recommendation of Martin Marietta's transaction) if the Board determines (with the written concurrence of outside counsel) that failing to do so would constitute a breach of fiduciary duty by the Board.

      . Martin Marietta to receive copies of any proposals relating to competing transactions and to be kept apprised promptly of developments.

      .    If Grumman engaged in negotiations or furnishes information to a third party, or withdraws or modifies its recommendations or makes another one, pursuant to second preceding paragraph, Martin Marietta has the right to terminate the merger agreement and collect its break-up fee expenses (see below).
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                                                                     Page 2 of 2

2.    Break-Up Fee

      .    Reasonable percentage of per share merger consideration.

      .    Payable to Martin Marietta by Grumman

           . if Martin Marietta has exercised its right to terminate the agreement due to the entering into discussions with or the provisions of information by Grumman to a third party consistent with the terms of the "window shop" provision

           . if Grumman breaches the merger agreement and Martin Marietta exercises its right to terminate

           . if Grumman modifies or withdraws its recommendations concerning Martin Marietta's tender offer or the merger agreement or recommends a competing acquisition transaction

           . if a third party acquires a significant percentage of Grumman's stock or assets

           . if the minimum condition of Martin Marietta's tender offer (two-thirds of Grumman's outstanding shares tendered and not withdrawn) is not satisfied at the offer's expiration date and at that time a third party has expressed and not withdrawn interest in making a competing acquisition transaction

           . if Grumman enters into an agreement relating to a competing acquisition transaction or a competing acquisition transaction is consummated within twelve months of the termination of the merger agreement (unless fee has been previously paid).

3.    Expenses Reimbursement

      . Martin Marietta's expenses are reimbursed in full by Grumman if the merger agreement is terminated for any reason.